UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒     Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

On May 10, 2022, Evotec SE (the “Company”) announced that the Company has extended and expanded its partnership with Bristol Myers Squibb (NYSE:BMY) in targeted protein degradation, originally signed in 2018. The ad hoc release is attached hereto as Exhibit 99.1. An accompanying press release is attached hereto as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of s the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

Date: May 10, 2022	By:	/s/ Enno Spillner
Name: Enno Spillner
Title: Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec and Bristol Myers Squibb extend and expand strategic partnership

99.2	Evotec and Bristol Myers Squibb extend and expand strategic partnership in protein degradation

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